UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pana-Minerales S.A.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

698097102
(CUSIP Number)

Harry Ruskowsky
Suite #145- 251 Midpark Blvd S.E.
Calgary, Alberta T2X 1S3
(403) 512-6032
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	698097102

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	Harry Ruskowsky

2.	Check the Appropriate Box if a Member of Group:	(a)
(b)

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	0 shares of common stock

	8.	Shared Voting Power	N/A

	9.	Sole Dispositive Power	0 shares of common stock

	10.	Shares Dispositive Power	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	0 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.       Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2012 (the “Schedule 13D”) relating to shares of common stock, $0.001 par value per share (“Common Stock”) of Pana-Minerales S.A. (the “Issuer”).  The principal executive offices of the Issuer are located at First Floor Commercial Area, Calle 53, Marbella, Panama City, Panama.  Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

(a) Name:

This Amendment No. 1 to  Schedule 13D is filed by Harry Ruskowsky (the “Reporting Person”).

(b)  Residence or Business Address:

The business address of the Reporting Person is Suite 145 – 251 Midpark Blvd. S.E., Calgary Alberta, Canada T2X 1S3.

(c)  Present Principal Occupation and Employment:

The Reporting Person is a self-employed business man.

(d)  Criminal Proceedings:

  During the last five (5) years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings:

 During the last five (5) years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship:

The Reporting Person is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person was previously issued 27,000,000 shares of restricted Common Stock of the Issuer (the “Shares”) in consideration for consulting services rendered by the Reporting Person as disclosed in the Schedule 13D filed by the Reporting Person on February 2, 2012.  On August 3, 2012, the Reporting Person returned the Shares to the Issuer for cancellation in connection with the resignation as a Director and Officer of the Issuer and an agreement between the Reporting person and the Issuer for return of the shares.  As a result, as of August 3, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.  The Reporting Person and the Issuer have further agreed that the $27,000 fees related to the original issuance of the 27,000,000 shares will be cancelled and the Issuer will have no obligation to pay for the return of the shares to treasury.

Item 4.	Purpose of Transaction

The Reporting Person previously received the Shares in exchange for services rendered to the Issuer.  On August 3, 2012, the Reporting Person returned all of the Shares to the Issuer for cancellation (the “Disposition”).  As a result of the Disposition, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Subject to ongoing evaluation, other than as disclosed herein,  the Reporting Person has no current plans or proposals that relate to:

(a)	The acquisition of additional shares of the Issuer or the disposition of shares of the Issuer;
(b)	A merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Any change to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)
To cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	To cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)	Any other actions similar to those above.

Item 5.         Interest in Securities of the Issuer

(a)           Beneficial Ownership

As of August 3, 2012, the Reporting Person does not own any shares of common stock of the Issuer.

(b)           Voting Power

Not Applicable

(c)           Transactions within the Past 60 Days

During the past  60 sixty days the Reporting Person has not effected any transactions in the Issuer’s Common Stock other than as set forth in Item 3 above.

(d)           Certain Rights of Other Persons

Not applicable

(e)           Beneficial Ownership Percentage

As a result of the Reporting Person’s return of the Shares to the Issuer for cancellation on August 3, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no agreements with any other person with respect to the transfer of voting of any securities, finder’s fees, joint ventures, option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2012
Date

Signature

Harry Ruskowsky
Name/Title